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METALINK LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Joseph Winston, Daniel Magen, Ofra Magen, or either of them, or another person each of them may delegate the matter to, as attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares of Metalink Ltd. (the "Company" or "Metalink"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 30, 2025 at 3:00 p.m. at the offices of Gornitzky & Co., Vitania Tel Aviv Tower, 29th Floor, 20 HaHarash St., Tel Aviv Israel and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
METALINK LTD.

December 30, 2025

➢Please sign, date and mail your proxy card in the envelope provided as soon as possible.

➢Please detach along perforated line and mail in the envelope provided.

_____________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR

DIRECTORS IN ITEM 1 AND FOR PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X].

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1.	To elect four directors.	Control #: «ControlNumberExt»

[  ]FOR ALL NOMINEES

[  ]AGAINST ALL NOMINEES

[  ]FOR ALL EXCEPT (See instructions below)

NOMINEES:

(  )Joseph Winston

(  )Daniel Magen

(  )Roi Kol

(  )Ron Mekler

INSTRUCTION: To vote against any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to object, as shown here: (X)

2.To approve the re-appointment of Elkana Amitai, CPA (Israel) as independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

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To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder  __________________________         Date _____________, 2025

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.